Steven M. Przesmicki

+1 858 550 6070

przes@cooley.com

December 20, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Richie and Abby Adams

Re:	HTG Molecular Diagnostics, Inc.

Registration Statement on Form S-1

Filed December 6, 2022

File No. 333-268681

Ladies and Gentlemen:

On behalf of HTG Molecular Diagnostics, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 16, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the Comment set forth in the Comment Letter, the Company has revised the Registration Statement and will be filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

Set forth below is the Company’s response to the Comment.

Registration Statement on Form S-1 filed December 6, 2022

Plan of Distribution, page 20

1.

We note that you may enter into a securities purchase agreement directly with certain institutional investors but investors that do not enter into a such an agreement shall rely solely on the prospectus in connection with the purchase. Please provide additional disclosure regarding this disparate treatment and how you intend to address details of transactions outside of a securities purchase agreement, such as the number of securities to be purchased. Alternatively, revise to clarify that all investors will enter into the same agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Plan of Distribution section to provide that all investors will enter into a securities purchase agreement with the Company in the form attached as an exhibit to the Registration Statement.

In addition, pursuant to an oral conversation with the Staff, we are providing the Staff with the below proposed disclosure to be included in the “Plan of Distribution” section of the Amended Registration Statement, relating to a potential warrant modification that may be effected concurrently with the offering.

Potential Modification of Certain Outstanding Warrants

In connection with this offering, we may amend the terms of outstanding warrants to purchase up to an aggregate of 540,830 shares of our common stock having an exercise price of $24.744 per share, originally issued on March 21, 2022, to reduce the exercise price of such outstanding warrants to equal the exercise price of the warrants issued in this offering, and to extend the expiration dates of such outstanding warrants to coincide with the expiration date of the Series A-1 warrants, subject to the holder of those warrants purchasing securities in this offering. Fifty percent of the outstanding warrants issued on March 21, 2022 are currently set to expire March 21, 2024 and the remaining 50% of such warrants are currently set to expire on September 21, 2027.

Similar disclosure, along with a cross-reference to the above disclosure in the “Plan of Distribution” section, would be included in the “Summary” and “Dilution” sections of the Amended Registration Statement.

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Cooley LLP    10265 Science Center Drive    San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

December 20, 2022

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the matters set forth in this letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6070 or Asa M. Henin of Cooley LLP at (858) 550-6104 with any questions or further comments regarding our response to the Comment.

Sincerely,

/s/ Steven M. Przesmicki
Steven M. Przesmicki
Cooley LLP

cc:	Shaun D. McMeans, HTG Molecular Diagnostics, Inc.

Asa M. Henin, Cooley LLP

Robert F. Charron, Ellenoff Grossman & Schole LLP

Cooley LLP    10265 Science Center Drive    San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com